FORM 4
         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Stansky, Daniel E.
1526 Bridgewood Dr.
Boca Raton, FL 33434

2. Issuer Name and Ticker or Trading Symbol
First Entertainment Holding Corp. FTET

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
12/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
     Director    10% Owner
   x Officer      Other (specify below)
Chief Financial Officer

7. Individual or Joint/Group Filing
X Form filed by One Reporting Person
  Form filed by More Than One Reporting Person

Table I- Non-Derivative Securities Acquired, Disposed Of, or
Beneficially Owned

1. Title of Security
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock

2. Transaction Date (Month/Date/Year)
12/1/99
12/13/99
12/15/99
12/17/99
12/20/99
12/22/99
12/23/99

3. Transaction Code
Code    V
J
J
J
S
S
S
S

4. Securities Acquired(A) or Disposed of (D)
Amount     (A) or (D)     Price
30,875     (A)            .81
7,000      (A)            .64
12,200     (A)            .65
6,600             (D)     .531
6,775             (D)     .50
27,000            (D)     .509
12,200            (D)     .56

5. Amount of Securities Beneficially Owned at End of Month
33,375
40,375
52,575
45,975
39,200
12,200
0

6. Ownership Form: Direct (D) or Indirect (I)
    D
    D
    D
    D
    D
    D
    D


7. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. pots, calls, warrants options, convertible securities)


1. Title of Derivative Security


2. Conversion or Exercise Price of Derivative Security



3. Transaction Date (Month/Date/Year)



4. Transaction Code


5. Number of Derivative Securities
 Acquired (A) or Disposed of (D)



6. Date of Exercisable and Expiration Date (Month/Date/Year)
Date Exercisable            Expiration Date


7. Title and Amount of Underlying Securities
     Title              Amount of Number of Shares


8. Price of Derivative Securities


9. Number of Derivative Security Beneficially Owned at End of Month



10. Ownership Form of Derivative Security Direct(D)or Indirect(I)


11. Nature of Indirect Beneficial Ownership

/s/ Daniel E. Stansky          01/10/00
-----------------              ---------
Signature of Reporting Person    Date